

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Howard Liang
Chief Financial Officer and Chief Strategy Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands

   Re: BeiGene, Ltd.
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed February 25, 2021
     File No. 001-37686

Dear Mr. Liang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences